NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 13, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 31, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between QTS Realty Trust, Inc. and Blackstone Inc. became effective on August 31, 2021. Each QTS Realty Trust, Inc. Series A Preferred Stock was automatically converted into the right to receive the redemption price per share equal to an amount in cash equal to $25.00 plus accrued and unpaid dividends, if any, to and including the closing date, without interest. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 01, 2021.